October 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biofrontera Inc.
Registration Statement on Form S-1, as amended (File No. 333-257722)
Withdrawal of Prior Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on October 18, 2021, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:30 p.m., Eastern Time, on October 19, 2021. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

Very truly yours,

Roth Capital Partners, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Head of Equity Capital Markets

The Benchmark Company, LLC

By:	/s/ Michael S. Jacobs
Name:	Michael S. Jacobs
Title:	Head of Equity Capital Markets